November 21, 2024

Bracebridge Young
Chief Executive Officer
FTAC Emerald Acquisition Corp.
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

       Re: FTAC Emerald Acquisition Corp.
           Preliminary Proxy on Schedule 14A
           Filed November 8, 2024
           File No. 001-41168
Dear Bracebridge Young:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy on Schedule 14A filed November 8, 2024
Risk Factors
In the event the Amendment Proposals are approved and the Charter Amendment is effected,
Nasdaq may delist our securities from trading . . ., page 13

1. We note that you are seeking to extend your termination date to a date beyond
       December 20, 2024, a date which would be greater than 36 months from your initial public offering. We also note that you are currently listed on Nasdaq and that Nasdaq
       Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on December 20, 2024. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please also disclose the consequences of any such
 November 21, 2024
Page 2

       suspension or delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your securities no longer being considered
       "covered securities."
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Austin Stanton at 202-551-2197 or Lulu Cheng at 202-551-3811 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Derick Kauffman